AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2004

The following discussion and analysis of the operations, results and financial position of the Company for the quarter ended October 31, 2004 should be read in conjunction with the January 31, 2004 Financial Statements and the notes thereto. The effective date of this report is December 15, 2004. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Except for historical information, the Management’s Discussion and Analysis (“MD&A”) may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Overall performance

Avino Silver & Gold Mines Ltd. (the “Company”) commissioned a preliminary feasibility-study into the recovery of silver and gold from the Avino mine tailings in Mexico. Production records and a 35 hole, drilling program in 1990 indicate, for the oxide material from the open-pit, an historical two million tonne with assays of 88 g/t silver and 0.48 g/t gold. A scoping review earlier this year indicated a profit potential for reprocessing. There is also a further historical 3 Mt of sulphide tailings from the underground mine. The Avino mine was closed in 2001 owing to low metal prices and the then smelter availability.

The tailings were accumulated between 1976 and 2001 when the Avino mine was in production and Avino Silver and Gold Mines Ltd was a minority shareholder in Cía Minera Mexicana de Avino, S.A. de C.V. owners and operators of the mine.

Field work carried out June/July this year included back-hoe test pitting from which samples are now under going detailed metallurgical testing.

The feasibility work is under the direction of Bryan Slim MBA, PEng of MineStart Management Inc. Bryan Slim, who is a qualified person under NI 43-101, carried out the earlier scoping review.

The Company is acquiring the outstanding 51% of Cía Minera and will be issuing a qualifying report, which will include the findings of the preliminary feasibility work, in support of the acquisition.

Further Drilling on the Olympic Property

Exploration has resumed on the Company’s Olympic Property (“the Property”). The Property consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Property is owned 100% by the Company.

The Property is easily accessible by the all weather, publicly maintained, Gray Rock logging road northeast from Goldbridge. Access on the Property is possible on a number of cat trails built by the Company and previous operators.

The Property covers rocks of the Pioneer Formation and Bridge River Terrane. These rocks are cut by northwest trending regional scale structures sub-parallel to the Ferguson and Cadwallader Structures. The structures on the Property are roughly the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer mines. These mines are the largest past producers in the Canadian Cordillera (4.1 million ounces) and are presently being put back into production by the Company’s sister company, Bralorne Gold Mines Ltd. The Bendor Intrusions are a postulated source for the gold mineralization at Bralorne, which is thought to be localized by a northwest to north flexure in the Cadwallader structure. A similar flexure is present in the northwest trending structures on the Olympic Property. These structures on the Property are mineralized with gold and silver and have received considerable past work, including at least four adits.

A trenching and drilling program, carried out on the Property in 1988 by Game and Sampson, outlined a very interesting area, the Margarita Zone, that warrants more work. In the Margarita Zone, hole OLY 88-4 returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’). The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in February and March of 2004 was unsuccessful in intersecting the Margarita Zone. Two further drill holes have been planned to test the Margarita Zone from the opposite direction. A hole was successfully drilled from this set-up in 1983 which tested the Leckie Zone, but did not penetrate far enough to test the Margarita Zone. If these holes are successful in confirming and extending the mineralization intersected in holes OLY 88-4 and 88-6, further work is planned to develop underground access to this zone. Mineralization developed by this work could be trucked 16 kilometers to the Bralorne mill for processing.

Drilling will commence on or about the 10th of December. This phase of work should be completed by the 15th of December, with assay results available by the 5th of January 2005.

Results of Operations

Three months ended October 31, 2004 (“Q3-2005”) compared with the three months ended October 31, 2003 (“Q3-2004”).

Operating and administrative expenses
Operating and administrative expenses totaled $97,321 for Q3-2005 compared with $176,527 for Q3-2004, a decrease of $79,206. The primary reasons for the decrease is that no stock compensation expense was realized in the current quarter as no stock options were granted. This is offset by an increase in management and consulting fees, salaries and shareholder and investor relations.

Loss for the period
The loss for the three months ended October 31, 2004 was $189,442 compared with a loss of $176,527 for the three months ended October 31, 2003. The increase in loss is mostly due to charging to operations all due diligence work performed on the proposed acquisition of the remaining 51% interest in Cia Minera Mexicana de Avino, S.A. de C.V., offset by the decrease in the operating and administrative expenses discussed above.

Nine months ended October 31, 2004 (“YTD-2005”) compared with the nine months ended October 31, 2003 (“YTD-2004”).

Operating and administrative expenses
Operating and administrative expenses totaled $359,111 for YTD-2005 compared with $287,365 for YTD-2004, an increase of $71,746. The primary reasons for the increase is that no stock compensation expense was realized in the period, offset by an increase in management and consulting fees, salaries, shareholder and investor relations and travel and entertainment.

Loss for the period
Loss for the nine months ended October 31, 2004 was $595,909 compared with a loss of $287,301 for the nine months ended October 31, 2003, an increase of $308,608. Higher administrative expenses and charging operations with the due diligence work discussed above are the primary reasons for the increase.

Interest income increased in the period with more funds available for investment.

Summary of Quarterly Results

	2004	2004	2004	2004	2003	2003	2003	2003
Period ended	Oct. 31 Q3	Jul 31 Q2	Apr.30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul 31 Q2	Apr. 30 Q1	Jan. 31 Q4
Loss	$(189,442)	$(210,460)	$(196,007)	$(158,226)	$(176,527)	$(64,596)	$(37,166)	$(34,499)
Loss per share	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.01)	$(0.01)	$(0.00)
Total Assets	$3,336,978	$3,689,608	$3,885,992	$3,522,538	$1,236,245	$1,175,313	$834,171	$814,546

The loss has trended generally higher over the most recent eight quarters. This is a result of direct due diligence costs pertaining to the Cia. Minera buy-out, as well as indirect management and overhead expenses attributable to the related higher lever of corporate activity.

Liquidity and Capital Resources

The Company has cash of $2,581,588 and working capital of $2,385,443 as at October 31, 2004. The Company expended $62,424 in YTD 2004 on drilling on the Olympic-Kelvin property. New equity raised by the issue of share capital was $433,190 in YTD 2004.

The Company has sufficient cash on hand at this time to finance planned exploration work on its mineral properties, and maintain administrative operations. Mineral development is capital intensive, and in order to re-commence operations at Cia. Minera Mexicana de Avino, S.A. de C.V., the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

Refer to Note 5 to the accompanying financial statements at October 31, 2004.

Changes in Accounting Policies

None

Outstanding Share Data

At October 31, 2004 there were 10,516,775 common shares outstanding.

The following is an analysis of outstanding share options:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.58	October 23, 2005	80,000
$1.20	October 21, 2008	370,000
		450,000

The following is an analysis of outstanding warrants:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$0.52	August 14, 2005	323,000
$1.58	December 19, 2005	2,115,250
		2,438,250